EXHIBIT 21.1

List of subsidiaries of China Youth Media, Inc

Direct and Indirect Wholly-owned subsidiaries:

1.	Youth Media (BVI) Limited, incorporated in the British Virgin Islands.

2.	Youth Media (Hong Kong) Limited, incorporated in Hong Kong.

3.	Youth Media (Beijing) Limited, incorporated in the People’s Republic of China.

4.	Rebel Crew Films, Inc., incorporated in the State of California.